82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

March 11, 2004

PRESS RELEASE

2004 EXPLORATION PROGRAM SET AT $2.5 million, WILL INCLUDE DRILLING, CONTINUING GEOPHYSICS

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture)** is pleased to announce that GGL is embarking on an aggressive exploration effort on its 100%-owned diamond properties in the Northwest Territories containing over 350,000 acres.

The 2004 program will include selection and drilling of priority targets, ground and airborne geophysical surveys, as well as additional staking. The Company has earmarked approximately $2.5 million for the 2004 program.

The 2004 winter-spring program began this week on GGL's Fishback Lake property and will continue later this month on key sections of GGL's CH Properties, located in the central area of the Slave Craton.

Fishback – two priority targets

Two of the early priority targets that have been identified for drilling in 2004 are located on the AJ claim, part of the Fishback Lake property. At this property, lake sediment samples taken from a large deep hole in the lake, approximately 60 to 100 hectares in size, have returned positive kimberlite geochemistry. The target area at AJ will be reached most effectively from the shoreline, drilled at an angle. The Company is finalizing logistics for this drill program, but it is expected to start mid-June when both the required large drill and experienced crew will be available.

A ground geophysical survey is underway on the second target on Fishback Lake, a defined magnetic low, southwest of the Deep Hole and near the shore of the same lake. Along the shore, boulders of a granite breccia have been analysed and found to contain garnets of kimberlitic origin. Indicator mineral samples down ice from the Big Hole contain a few G9 and G10 garnets as well as two ilmenites containing delicate resorption surfaces with perovskite/leucoxene coatings .

The indicator mineral sample results have been reviewed by Torrie Chartier, M.Sc., the Company's qualified person.

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The unusual deep hole is of a similar size to that of the famed De Beers' Orapa kimberlite. Although the evidence for diamonds is positive but slight and the project is high risk, should the target prove to be diamondiferous and commercial, the potential reward represents a once-in-a-lifetime opportunity for the Company.

The Fishback Lake claims were originally held and explored by the Slave Diamond Syndicate (of which GGL was a member) and a subsequent joint venture with De Beers, but have reverted to the Company and exploration has continued on some of the claims. To date, a total of $3.4 million have been spent on the Fishback Lake and Dessert Lake properties.

CH claims

Detailed planning for the winter-spring program on GGL's 100%-owned CH Properties is underway with work expected to begin shortly. Ground geophysical surveys will be undertaken first, followed by drilling in April. Details will be announced as logistics are confirmed.

The CH Project area, containing 10 separate diamond exploration properties, has been a focus of GGL's efforts since 2000 and will be a priority for 2004. Of the 10 CH Properties , the Zip-de, Starfish, Seahorse, Courageous and Mackay are the most advanced, with indicator mineral sampling and airborne geophysical surveys already completed.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.